Exhibit 12.1
LORAL SPACE & COMMUNICATIONS INC.
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
(in thousands)
(unaudited)

						Successor
	Predecessor Registrant					Registrant
					For the Period	For the Period	Nine Months
					January 1, 2005	October 2, 2005	Ended
	Years Ended December 31,				to October 1,	to December 31,	September 30,
	2001	2002	2003	2004	2005 (3)	2005	2006
Income (loss) from continuing operations before income taxes, equity income (losses) in affiliates, minority interest, cumulative effect of change in accounting principle and extraordinary gain on acquisition of minority interest	$(229,851)	$(237,540)	$(368,355)	$(207,852)	$(65,570)	$(5,395)	$9,558

Plus fixed charges:
Interest Cost	139,197	51,185	28,223	3,904	3,982	4,408	19,773
Interest component of rent expense (1)	15,913	15,380	10,402	9,059	4,949	1,625	5,036

Less: Capitalized interest, net of amortization	(5,114)	(10,293)	(14,143)	(957)	—	—	(1,068)

Earnings available to cover fixed charges	(79,855)	(181,268)	(343,873)	(195,846)	(56,639)	638	33,299

Fixed Charges(2)	(235,853)	(155,751)	(45,345)	(12,963)	(8,931)	(8,700)	(58,201)

Deficiency of earnings to cover fixed charges	$(315,708)	$(337,019)	$(389,218)	$(208,809)	$(65,570)	$(8,062)	$(24,902)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes for the periods of 2001 to October 1, 2005, due to the composition of the taxing jurisdictions underlying our operations and the resulting impact on our effective tax rate. Fixed charges exclude the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) from July 15, 2003, the date of our Chapter 11 filing through November 21, 2005, the date we emerged from Chapter 11.

(3)	Does not reflect the effect of the gain on the discharge of pre-petition obligations and fresh-start adjustments, and the interest expense and income tax benefit recognized in connection with the Plan of Reorganization.